

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2021

Byron Roth
Co-Chief Executive Officer
Roth CH Acquisition III Co
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

> **Re: Roth CH Acquisition III Co**
> **Registration Statement of Form S-1**
> **Filed August 26, 2021**
> **File No. 333-259069**

Dear Mr. Roth:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement of Form S-1

General

1. We issued comments on your preliminary proxy statement on Schedule 14A on September 7, 2021. Please make conforming changes to your registration statement to reflect your response to those comments, to the extent applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at 202-551-3269 or Erin E. Martin at 202-551-3391 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Janeane R. Ferrari, Esq.